Exhibit 99.2

ALMADEN MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2012

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of August 14, 2012.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Almaden.

Management is responsible for the preparation and integrity of the consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A:

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage exploration;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous drilling at the Tuligtic project;
•	Drill programs are planned for the Willow and El Cobre properties;
•	The Company expects exploration work to be carried out by an optionee on the Merit property;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

HIGHLIGHTS

The management team at Almaden is encouraged by the recent results of Almaden’s exploration efforts and the following are the highlights of those results to the date of this MD&A:

•	Mexico projects:
o
Ixtaca (part of the Tuligtic property) – Since the discovery hole announced in August 2010, the Company has announced results from over 165 drill holes which have demonstrated continuity of the Ixtaca Zone and has identified two new zones, Ixtaca North and the Northeast Extension.

o	El Cobre permits were acquired for a drilling program now anticipated to start later in 2012.
•	Nevada, USA projects:
o	Willow – The Company completed a TITAN 24 geophysical survey and is considering a 2012 drill program.
o	BP – The Company completed a soil sampling program of which the results are pending. Further surface work is planned for 2012 with the goal of defining targets for drilling.
•	Canadian projects:
o	Merit – drilling is now expected by the optionee for 2012.

OUTLOOK

Almaden has sufficient cash on hand to conduct its exploration and development plans for the foreseeable future. Almaden has set significant milestones for 2012 including the following:

•	Mexican projects:
o	Ixtaca – The Company has initiated an expanded 2012 exploration drilling program.
o	El Cobre –The Company has planned a 5,000-meter exploration drill program in 2012.
o	Others – The Company is advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.
•	Nevada, USA projects:
o
Willow – a first stage drill program is planned in 2012 to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.  This will depend on availability of personnel and budgets.

o	BP – geophysical and geochemical exploration program in 2012 to define targets for drilling.
•	Canadian projects:
o	Merit – drilling is expected in 2012.

Background

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or where joint ventures may be arranged whereby other companies provide funding for development and exploitation.  The Company’s common stock is quoted on the NYSE Amex under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

The Company has assembled mineral exploration projects, including Ixtaca (Tuligtic), through its grass roots exploration efforts. While the properties are largely at early stages of development, they provide opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca.  Currently two projects (Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures.  Four further projects are held in joint ventures.  Almaden also holds a NSR interest in 16 projects, none of which is currently in production.  These joint ventures and NSR’s resulted from the Company’s discovery and option process.  Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures.  Through this means, the Company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the Company were to have developed these projects without a partner.  The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Description of Metal Markets

Many commodity prices have risen over the last decade and during the current economic climate, and precious metal prices are no exception.  For base metals, this appears to have been related to demand from large developing nations that are building infrastructure but also stockpiling metals, securing long term contracts for concentrates and buying up properties and companies with undeveloped deposits.  There is uncertainty as to how long this trend will continue, whether competition for resources will decrease or intensify and how any change might affect metal prices.  With regard to gold and silver, there is also uncertainty about inflation, deflation and currency exchange rates due to economic conditions around the world and how these might affect capital and operating costs, profits and personal savings.  These factors require frequent review of plans and budgets against a backdrop of fewer good new exploration and development projects combined with the long term shortage of skilled exploration personnel.

Merger and acquisition activity in large organizations appears to have slowed, at least in part because there are fewer large companies left and fewer that are vulnerable to takeover.  This activity is expected to move down to intermediate and smaller companies with attractive assets.  This creates difficulties in valuations for assets in relation to often depressed stock market prices.

In recent times, larger companies divested of non-core assets to reduce their debt burden and juniors that were well financed and seeking to acquire advanced properties acquired many of these rather than conduct grassroots exploration.  As a result, there have been fewer such properties available at times when there has been an appetite to finance such properties.  The result is a dearth of grassroots exploration and a severe lack of new projects entering the exploration pipeline.

The uncertain times have led to a need by some cash strapped governments to seek or threaten higher tax and royalty policies while others consider lowering them to attract investment.  Globalization of trade and markets has been more important to mining than many other industries and because of current conditions these concepts are under question by many vested interest groups.  At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed.  Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world.  Pressure from such groups can lead to increased regulation and this must be monitored closely to recognize a point where it becomes excessive.  Even though metal mining does not have the large output of so called greenhouse gasses as some other industries and despite the unresolved science of and increasing doubt in the claims for global warming, many governments are pursuing regulations and taxes that could raise costs.  As more and more stakeholders become interested in mining ventures there is an increasing need to maintain cooperation with valid concerned groups, the most important of which is the local community where the project is located.

Some of these issues tend to restrict the areas where mineral exploration and development of new mines can occur.  This should make areas permissive to exploration more attractive.  There is a current interest by the investment community in high potential gold and silver projects.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company.  Additional information can be obtained from Almaden’s website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, Mexico, was acquired by staking in 2002 following prospecting work carried out by the Company in the area.  Since that time, Almaden has optioned the property to three separate partners, all of whom have relinquished all rights to the property and none of whom conducted work on the Ixtaca zone.  The property is 100% owned by Almaden.  The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.  Almaden has several other projects staked along this trend.

Recent Updates

The Company started a three-hole drill program in late June 2010 to test the epithermal precious metal prospect on the property.  This area lies roughly two kilometers southwest of the previously drilled porphyry zone.  This program was completed in early August 2010 after which it was suspended until all results were received.

After making the discovery at the Ixtaca zone in August 2010, the Company immediately implemented an aggressive drill program and has announced results from over 165 holes.  These results have demonstrated continuity and show the Ixtaca Zone to be open.  The drilling has also identified two new zones, Ixtaca North and the Northeast Extension.

During the three months ended June 30, 2012, the Company incurred $1,559,010 of exploration costs, primarily on drilling and assaying compared to $1,159,224 same period in 2011.

Upcoming / Outlook

The goal for 2012 is to continue outlining the potential of the Ixtaca Zone and Ixtaca North Zones.  Drilling is also planned on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.  This program will be funded and managed by the Company.

El Cobre – Mexico
100% owned (subject to a 1.5% NSR)

On October 14, 2011 the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup).  As part of the transaction, Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company now owns a 100% interest in the El Cobre subject to a sliding scale royalty payable to a third party.

Location and Ownership

El Cobre project is located adjoining the Caballo Blanco project in Veracruz State, Mexico.

Recent Updates

The now 100% Almaden owned El Cobre project covers copper-gold porphyry mineralization known to exist over a strike length of at least four kilometers.  Drilling by Almaden and past partners along this strike length has returned significant copper and gold values.  The mineralization is associated with the exposed portions of diorite stocks which have intruded intermediate volcanic rocks.  Mineralogic and fluid inclusion studies show conclusively that the gold and copper-gold porphyry-style mineralization at El Cobre is not deeply eroded and great potential exists at depth.  More importantly these studies indicate that the mineralization is genetically uniquely like that of some of the Maricunga district gold-copper porphyry systems in Chile.  In November 2011 Almaden commenced a TITAN 24 CSAMT-IP geophysical survey of the property, the results from which are pending.  This program was planned to help identify where to focus future deeper drilling planned to commence in early 2012.  Almaden’s 100% interest in the El Cobre project is subject to a 0.5% NSR payable to a third party, 50% of which may be purchased for US$1.5 MM.

During the three months ended June 30, 2012, the Company incurred a total of $28,926 of exploration costs primarily geophysical studies on El Cobre compared to $19,738 same period in 2011.

Upcoming / Outlook

Almaden has planned a 5,000-meter exploration drill program at El Cobre.  The results are expected in 2012.

ATW – NWT, Canada
66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects:  The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd’s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture (“JV”) interest in ATW with ATW Resources Ltd.  The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

No work was conducted during the drilling season this year because a suitable drill was not available.  A drill program is planned for late 2012.

During the three months ended June 30, 2012, $70 was spent on the property compared to $50,996 same period in 2011.

Willow – Nevada, USA
100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

In 2011, the Company completed a TITAN 24 geophysical survey on the Willow project and plans a drill program to test the resulting anomalies in 2012.

During the three months ended June 30, 2012, the Company incurred $19,614 of exploration costs on the property compared to $232,783 same period in 2011.

Other properties:

(i) Caldera – Mexico
100% owned

The Company acquired a 100% interest in the Caldera property by staking.  This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in March and April 2009 with encouraging results.  A drill program was being considered for this property and is fully permitted, but it was decided to option this property to Windstorm Resources Inc. ("Windstorm").  To earn a 60% interest in the property, Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.  During the six months ended June 30, 2012, Windstorm terminated the Option Agreement.

(ii) San Carlos – Mexico
100% owned

The Company acquired a 100% interest in the San Carlos claims by staking and purchasing a 100% interest in the San Jose claim subject to a 2% NSR. During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants which expired unexercised during 2010.

Reconnaissance geological mapping and sampling undertaken in early 2009 produced further encouragement.  A news release describing the results is available at www.sedar.com. A drill program was completed on the property in the quarter ended June 30, 2010.  Copper gold mineralization was intersected but not in economic quantities.

During the three months ended June 30, 2012, the Company incurred $111 of exploration costs, primarily on maintaining the property and all of which were written off to operations.   During the three months ended June 30, 2011, the Company incurred and wrote off $108.

(iii) Yago – Mexico
100% owned

The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims.  During 2009 the Company acquired further claims and the Carretara property is now connected to the Yago claim block.  Sampling at Carretara (also known as Gallo de Oro) produced encouraging results.  During the three months ended June 30, 2012, the Company incurred costs of $2,021 ($2,990 for the three months ended June 30, 2011) on the property, all of which were written off to operations.

(iv) Matehuapil and Santa Isabela – Mexico
100% owned; Golden Minerals Company options to earn 60%

During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  In December 2007, the Company entered into an option agreement with Apex Silver Mines Limited (“Apex”) whereby Apex can acquire a 60% interest in the Matehuapil mineral concession by making payments of Mexican peso $3,312,000 by July 10, 2009, being 60% of the purchase payments (received), and spending US$2.6 million on exploration by December 1, 2013.  Apex emerged from Chapter 11 of the Bankruptcy Code as Golden Minerals Company (“Golden Minerals”).  In 2010 Golden Minerals completed a preliminary diamond drilling program on the project.  No significant assays were intersected.

(v) Nicoamen River – B.C., Canada
100% owned

The Company acquired a 100% interest in the Nicoamen River property by staking.  During the year ended December 31, 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  Fairmont completed geological and geophysical (IP) surveys.  During 2011, Fairmont terminated its option on the property.

(vi) Merit – B.C., Canada
100% owned; Sunburst Explorations Inc. option to earn 60%

The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”).  To earn a 60% interest in the Merit property, Sunburst must incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.  Target definition work was completed by Sunburst in 2010 and drilling is expected in 2012.  Sunburst is currently applying for a TSX Venture Exchange listing.

(vii) Dill – B.C., Canada

On January 23, 2012, the Company entered into an agreement with Fjordland Exploration Inc. (“Fjordland”) to earn a 100% interest.  Fjordland has to pay the Company $25,000 cash and issue 250,000 shares to the Company within five days of Exchange approval, an additional 250,000 shares within one year of the initial payment and 1,500,000 shares upon the completion of a NI 43-101 Resources Estimate.

(viii) BP – Nevada, USA
100% owned

A helicopter supported reconnaissance program for Carlin type deposits was carried out in Nevada and a new, untested, jasperoid zone was identified and acquired by staking the BP claim block in 2010.  It covers an area of hydrothermal alteration, including extensive jasperoid development and clay alteration in shale units.  Preliminary sampling on this new property has found anomalous values in precious metals and pathfinder elements.  During the three months ended June 30, 2012, the Company incurred no costs on the property.  In 2011 the Company completed a soil sampling survey on the project, the results of which are pending.  The Company plans a geophysical and geochemical exploration program in 2012 to define targets for drilling.

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 31, 2012.

Market volatility for marketable securities
The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry
The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates
The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices
The price of gold is affected by numerous factors including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.  The prices of other metals and mineral products that the Company may explore have the same or similar price risk factors.

Cash flows and additional funding requirements
The Company currently has no revenue from operations.  If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest.  Additional capital would be required to put a property into commercial production.  The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party.  The Company currently has sufficient financial resources to undertake all of its planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rate fluctuations
Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows.  The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental
The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations
The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties
While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders
The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants
At August 14, 2012 there were 5,915,000 stock options outstanding. Directors and officers hold 4,735,000 of the options and 1,180,000 are held by employees and consultants of the Company.

Trading volume
The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price
Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition
There is competition from other mining exploration companies with operations similar to the Company’s. Many of the companies with which it competes have operations and financial strength greater than the Company’s.

Dependence on management
The Company depends heavily on the business and technical expertise of its management.

Conflict of interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Long-lived Assets

The Company completed an impairment analysis as at June 30, 2012 which considered the indicators of impairment in accordance with IAS 36, “Impairment of Assets”.

Management concluded that no impairment charge was required because:
•	there have been no significant changes in the legal factors or climate that affects the value of the properties;
•	all property rights remain in good standing;
•	the recent price action in various commodities including gold and copper;
•	exploration results continue to be positive for its properties;
•	the Company intends to continue its exploration and development plans on its various properties; and
•	optionees and joint venture partners intend to continue their exploration and development plans on the properties.

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $CAD	Jun 12 Quarter	Mar 12 Quarter	Dec 11 Quarter	Sep 11 Quarter	Jun 11 Quarter	Mar 11 Quarter	Dec 10 Quarter	Sep 10 Quarter
	$	$	$	$	$	$	$	$
Total revenue	66,069	42,441	63,179	59,075	86,317	40,141	73,284	18,412
Net (loss) income	(2,103,020)	(731,393)	9,955,344	3,127,011	(4,944,663)	(842,834)	(1,189,874)	(1,268,202)
(Loss) income per share – basic	(0.04)	(0.01)	0.18	0.05	(0.09)	(0.02)	(0.02)	(0.03)
(Loss) income per share – diluted	(0.04)	(0.01)	0.17	0.05	(0.08)	(0.02)	(0.02)	(0.03)
Income on mineral property options	-	42,500	10,945,319	4,127,166	-	-	15,000	153,483
Write-down of interests in mineral properties	499,902	134,150	77,468	55,146	57,738	128,495	14,146	113,692
Recovery in value of mineral properties	-	-	-	-	-	-	(84,323)	-
Share-based payments	716,500	-	51,600	434,000	4,384,800	60,300	451,500	717,400
Working capital	23,900,168	28,193,773	30,513,403	21,480,759	29,693,333	27,697,171	29,187,035	20,963,765
Total assets	50,040,837	53,459,890	53,905,269	43,528,724	40,013,243	36,356,062	36,343,355	36,420,761
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended June 30, 2012 compared to the three months ended June 30, 2011

For the quarter ended June 30, 2012, the Company recorded a net loss of $2,103,020 or $0.04 per share (2011 – $4,944,663 or $0.09 per share).  The net loss was primarily due to the non-cash expense of share-based payments recognized for stock options granted of $716,500, the write-down of interest in mineral properties of $499,902 and the loss on fair-value of contingent share receivable of $213,900. The net loss for the quarter ended June 30, 2011 was primarily due to share-based payments recognized. Share-based payments are directly related to the number of options granted during any period and may fluctuate accordingly.  The write-down of interest in mineral properties fluctuate period to period based on management’s evaluation of the carrying value of each mineral property interest held at that time.  The fair-value of contingent share receivable fluctuates due to the market price of the shares.

Because the Company is an exploration company, it has no revenue from mining operations.  During the quarter ended June 30, 2012, revenue was $66,069 (2011 - $86,317) and consisted of interest and other income from office rental and the sale of geological data.  Revenue in the comparable quarter consisted of interest and other income from office rental.

General and administrative expenses were $474,646 in the second quarter of 2012, comparable with the second quarter of 2011 of $496,425.  The decrease of $21,779 is mainly due to lower stock exchange and transfer agent fees.

General exploration expenses of $233,457 were incurred in the second quarter of 2012 (2011 - $226,755).  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended June 30, 2012 include share-based payments on recognized on the grant of stock options, the write-down of interest in mineral properties and the loss on fair-value of contingent share receivable.   Significant non-cash items in the quarter ended June 30, 2011 included share-based payments recognized on the grant of stock options.

Results of Operations for the six months ended June 30, 2012 compared to the six months ended June 30, 2011

For the six months ended June 30, 2012, the Company recorded a net loss of $2,834,413 or $0.05 per share (2011 – $5,787,497 or $0.10 per share).  The net loss in the current period was primarily due to general and administrative expenses of $1,061,058, the non-cash share-based payments recognized on the grant of stock options of $716,500 and the loss on fair-value of contingent share receivable of $393,900.  The net loss in the six months ended June 30, 2011 was primarily due to the non-cash expense of share-based payments recognized for stock options granted.

Because the Company is an exploration company, it has no revenue from mining operations.  During the six months ended June 30, 2012, revenue was $108,510 (2011 - $126,458) and consisted of interest and other income from office rental and the sale of geological data.  Revenue in the comparable quarter consisted of interest and other income from office rental.

General and administrative expenses were $1,061,058 for the six months period ended June 30, 2012 ($939,783 for the six months period ended June 30, 2011).  The increase of $121,275 in general and administration expenses was primarily due to higher professional fees and salaries.

General exploration expenses of $424,578 were incurred in the six months ended June 30, 2012 (2011 - $478,377).  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the six months ended June 30, 2012 include share-based payments recognized on the grant of stock options, the loss on fair-value of contingent share receivable and the write-down of interest in mineral properties.  Significant non-cash items in the six months ended June 30, 2011 included share-based payments on the grant of stock options.

Liquidity and Capital Resources

At June 30, 2012, the Company had working capital of $23,900,168 including cash and cash equivalents of $19,972,391 compared to working capital of $30,513,403 including cash and cash equivalents of $21,184,159 at December 31, 2011.  In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at June 30, 2012 was $2,614,314 or $2,339,546 above book value as presented in the financial statements.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for the foreseeable future.  Furthermore, the Company has no long-term debt.

Cash used in operations during the quarter ended June 30, 2012 was $981,470 (2011 – $685,282), after adjusting for non-cash activities.

Cash used in investing activities during the second quarter ended June 30, 2012 was $1,962,174 (2011 – cash from of $710,711).  Significant items include expenditures on mineral property interests of $1,668,003 (2011 - $1,596,198) primarily on drilling the Tuligtic property in Mexico.

During the three months period ended June 30, 2012, the Company received $100,000 on the exercise of 100,000 stock options.  During the quarter ended June 30, 2011, the Company received a total of $4,682,999 on the exercise of 1,895,000 stock options for $4,653,000 and 24,999 warrants for $29,999.

Cash used in operations during the six months ended June 30, 2012 was $1,570,661 (2011 – $1,351,159), after adjusting for non-cash activities

Cash from investing activities during the six months ended June 30, 2012 was $258,893 (2011 – cash used of $1,130,748).  Significant items include net proceeds from the sale of marketable securities of $4,273,508 (2011 - $473,015) and expenditures on mineral property interests of $3,749,777 (2011 - $3,045,302).  Significant investments made in mineral property in the period include drilling on the Tuligtic property in Mexico ($3,195,704) and the completion of geophysical surveys undertaken on the El Cobre property in Mexico ($257,668).  Significant investments made in mineral property in the comparable period include drilling on the Tuligtic property ($2,150,259).

During the six months ended June 30, 2012, the Company received $100,000 on the exercise of 100,000 stock options.  During the six months ended June 30, 2011, the Company received a total of $5,314,342 net of share issue costs on closing a private placement financing of 100,000 common flow-through shares at a price of $4.00 per share, $4,653,000 on the exercise of 1,895,000 stock options and $280,599 on the exercise of 300,999 warrants.

Management estimates that the current cash position and expected future cash flows from stock options and participation of partners potential financing will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2010	55,500,822	$62,853,930
December 31, 2011	59,122,321	$73,353,977
August 14, 2012	59,222,321	$73,507,977

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan.  This plan and its terms are detailed in Note 10(d) to the consolidated financial statements for the year ended December 31, 2011.  During the six months ended June 30, 2012, the Company granted 25,000 stock options at an exercise price of $2.36 per share expiring April 12, 2013, 65,000 stock options at an exercise price of $2.18 expiring May 4, 2014, 250,000 stock options at an exercise price of $2.18 per share expiring May 4, 2017 and 75,000 stock options at an exercise price of $2.25 expiring June 8, 2017.

The following table summarizes information about stock options outstanding at August 14, 2012:

Expiry date	Exercise price	Dec 31, 2011	Granted	Exercised	Expired/ cancelled	Aug 14, 2012
March 25, 2012	$3.90	45,000	-	-	(45,000)	-
September 10, 2012	$2.32	500,000	-	-	-	500,000
November 1, 2012	$2.72	60,000	-	-	-	60,000
November 15, 2012	$2.68	100,000	-	-	-	100,000
December 13, 2012	$4.30	25,000	-	-	-	25,000
March 17, 2013	$2.35	40,000	-	-	-	40,000
April 12, 2013	$2.36	-	25,000	-	-	25,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
May 4, 2014	$2.18	-	65,000	-	-	65,000
July 13, 2014	$1.96	-	170,000	-	-	170,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	-	-	1,040,000
June 21, 2015	$1.00	240,000	-	(100,000)	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	-	125,000
June 8, 2016	$3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$2.93	200,000	-	-	-	200,000
May 4, 2017	$2.18	-	250,000	-	-	250,000
June 8, 2017	$2.25	-	75,000	-	-	75,000
Options outstanding and exercisable		5,475,000	585,000	(100,000)	(45,000)	5,915,000
Weighted average
exercise price		$2.39	$2.13	$1.00	$3.90	$2.37

As of date of this MD&A, there were 59,222,321 common shares issued and outstanding and 65,137,321 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2016.  The Company also entered into a contract with its Chairman for remuneration of $225,000 annually (amended) for two years, renewable for two additional successive terms of 24 months.  Although the Company does have government requirements in work and/or taxes to maintain claims held, the decision to keep or abandon such claims is not contractual but at its discretion.  All other property option payments on its projects have been assumed by third parties who are earning their interests in the projects. The following table lists the total contractual commitments as at June 30, 2012 for each future year.

	2012	2013	2014	2015	2016	Total

Office lease	$ 33,500	$ 67,000	$ 75,000	$ 81,000	$ 6,700	$ 263,200
Executive contracts	112,500	225,000	-	-	-	337,500
	$ 146,000	$ 292,000	$ 75,000	$ 81,000	$ 6,700	$ 600,700

Proposed Transactions

None

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	June 30, 2012		June 30, 2011

Salaries and short-term employee benefits	$ 307,500	(i)	$ 305,149	(iii)
Share-based payments	629,750	(ii)	3,449,250	(iv)
Directors’ fees	39,000		33,000
	$ 976,250		$ 3,787,399

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $112,500 for geological services provided to the Company.  An additional $6,000 was paid to Hawk Mountain for marketing and general administration.

(ii)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of 250,000 option-based awards is based on the fair value of the awards ($2.03) calculated using the Black-Scholes model at the May 4, 2012 grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.63) calculated using the Black-Scholes model at the June 8, 2012 grant date. All options vested upon grant.

(iii)	Hawk Mountain was paid $112,500 for geological services provided to the Company. An additional $24,350 was paid to Hawk Mountain for marketing and general administration.

(iv)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of 1,825,000 option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes model at the June 8, 2011 grant date.  All options vested upon grant.

Other related party transactions

i)  Gold Mountain Mining Corporation (“Gold Mountain”)

Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 38.8% of Gold Mountain’s common shares.

ii)  Windstorm Resources Ltd. (“Windstorm”)

Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.  During the six months ended June 30, 2012, Windstorm terminated the Option Agreement.

iii)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

Financial Instruments

The fair values of the Company’s accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)           Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $40,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $2,000.

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company also has other accounts receivable from various entities including optionees.

(c)           Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the statement of financial position date.

(d)           Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $155,000.

(e)           Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $26,000.

(f)           Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$19,972,391	$-	$-	$19,972,391
Marketable securities	2,768,957	-	-	2,768,957
	$22,741,348	$-	$-	$22,741,348

Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Significant Accounting Judgments and Estimates

The preparation of these consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment (Consolidated Interim Financial Statements Note 7) which results in the use of  the equity accounting method for accounting for this investment.  In making their judgement, management considered the composition of the Board of Directors of its equity investment in Gold Mountain Mining Corporation (“Gold Mountain”), the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	the recoverability of amounts receivable and prepayments which are included in the consolidated interim statement of financial position;
o	the carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statement of financial position;
o
the carrying value of the investment, and the estimated annual gains or losses recorded on the investment from income and dilution, and the recoverability of the carrying value which are included in the consolidated interim statement of financial position;

o
the estimated useful lives of property, plant and equipment which are included in the consolidated interim statement of financial position and the related depreciation included in the consolidated interim statement of comprehensive loss;

o	the estimated value of the exploration and development costs which is recorded in the consolidated interim statement of financial position;
o	the inputs used in accounting for share purchase option expense in the consolidated interim statement of comprehensive loss;
o
the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2011;

o	the inputs used in determining the net present value of the liability for asset retirement obligation included in the consolidated interim statement of financial position;
o	the inputs used in determining the various commitments and contingencies accrued in the consolidated interim statement of financial position;
o	the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;
o
the estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in the Condensed Consolidated Interim Financial Statements Note 8; and

o
the estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in the Condensed Consolidated Interim Financial Statements Note 8.

Adoption of New and Revised Standards and Interpretations

The IASB issued a number of new and revised International Accounting Standards, IFRS amendments and related interpretations which are effective for the Company’s financial year beginning on or after January 1, 2012. For the purpose of preparing and presenting the financial information for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods.  At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods:

Adoption of new and revised standards and interpretations (continued)

(i)	The following Standards are effective for annual periods beginning on or after July 1, 2012. The Company is assessing the impact of these standards.

IAS 1 (Amendment) Presentation of Financial Statements has revised the way other comprehensive income is presented.

(ii)	The following Standards are effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of these standards.

IFRS 7 (Amendment) Financial Instruments: Disclosure has been revised to include Offsetting Financial Assets and Financial Liabilities.

IFRS 10 Consolidated Financial Statements will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs.

IAS 27 Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments.

IAS 28 Investments in Associates and Joint Ventures has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee.

(iii)	The following Standards are effective for annual periods beginning on or after January 1, 2014. The Company is assessing the impact of these standards.

IAS 19 Employee Benefits (amended 2011) deals with pension plan assets, which do not impact the Company.

(iv)	The following Standard is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of this standard.

IFRS 9 Financial Instruments (‘‘IFRS 9’’) was issued to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets. IFRS 9 was subsequently reissued in October 2010, incorporating new requirements on accounting for financial liabilities.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2012, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of June 30, 2012, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company’s internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the period ended June 30, 2012 that has materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
James E. McInnes, LLB
Joseph Montgomery, Ph.D, P.Eng
Barry Smee, Ph.D, P.Geo
Mark T. Brown, C.A.

Audit Committee members:
Gerald Carlson, Ph.D, P.Eng
James E. McInnes, LLB
Joseph Montgomery, Ph.D, P.Eng

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, C.A.

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, C.A. – Chief Financial Officer
Dione Bitzer, CMA – Controller & Secretary